Report of Independent Registered Public Accounting Firm

The Board of Directors of
BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc., the sole series of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2020, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated
in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of July 31, 2020, and with respect to agreement of security purchases and sales, for the period from March 31,
2020, (the date of the Funds last examination through July 31,
2020:
1.	Count and inspection of all securities located in the
vault of The Bank of New York Mellon (the Custodian) in Jersey City, NJ, without prior notice to management;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security
positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and
records of the Fund to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Fund as of July 31, 2020, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period July 1, 2019 to June 30, 2020 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2020, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon
Alcentra Global Multi-Strategy Credit Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
December 23, 2020
December 23, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the Fund), the sole series of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2020 and for the period from March 31, 2020 (the date of the Funds last examination) through July 31, 2020.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2020, and for the period from March 31, 2020 (the date of the Funds last examination), through July 31, 2020 with respect to securities reflected in the investment accounts of the Fund.

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

Jim Windels
Treasurer